

Mail Stop 3233

August 1, 2016

Via E-mail
Matthew T. Murphy
Chief Financial Officer and Treasurer
DCT Industrial Trust Inc.
DCT Industrial Operating Partnership LP
518 17th Street, Suite 800
Denver, Colorado 80202

>   **Re: DCT Industrial Trust Inc.**
>   **DCT Industrial Operating Partnership LP**
>   **Form 10-K for the year ended December 31, 2015**
>   **Filed on February 19, 2016**
>   **File No. 001-33201**
>   **File No. 333-195185**

Dear Mr. Murphy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment we may have additional comments.

Form 8-K filed February 4, 2016

Exhibit 99.1

1. We note you have presented NOI on a same store basis. Please explain to us your basis for referring to your same store NOI as GAAP basis when NOI is a non-GAAP measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities